EXHIBIT 1

Media release

20 April 2004

Update regarding Mayne’s pharmacy services business

Mayne Group Limited today announced that after detailed consideration of a number of offers for the potential trade sale of its wholesale pharmacy distribution business, it has decided to withdraw the business from sale.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that following a thorough testing of the market, it was determined that the value to Mayne from retaining the business and continuing to operate it was considerably greater than any offers received.

“It is simply not in our shareholders interests to sell this business at the prices offered. The prospective purchasers did not ascribe anywhere near sufficient value to pharmacy’s leading market position, experienced management team and history of solid growth, which have all shown strong resilience during this period of uncertainty,” Mr James said.

“Having regard to all of the factors influencing the business, it is clear that retention of pharmacy’s brands and business will generate more value for Mayne’s shareholders compared with a divestment,” he said.

“Now that the distraction of the sale process has been removed, Mayne’s energies will be entirely focused on providing comprehensive service to our customers. We continue to strongly support the current community pharmacy model that provides the best health outcome for the Australian public,” he said.

Mr James also stated that a number of other significant international pharmaceutical companies have pharmacy distribution and services businesses as part of their overall portfolios. Teva, Andrx, Intercare, Ratiopharm and Cardinal are some examples. This reinforces Mayne’s view that continuing to own and operate a pharmacy services distribution business is not inconsistent with a pharmaceutical strategy.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging, and medical centres), pharmacy services and health-related consumer products.

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